UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 121

(CUSIP Number)

October 9, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P 121	13G

1.	Names of Reporting Persons The Royal Bank of Scotland plc
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y1968P 121	13G

1.	Names of Reporting Persons NatWest Holdings Limited
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization COUNTRY OF ORIGIN: United Kingdom REGISTERED: England
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. Y1968P 121	13G

1.	Names of Reporting Persons NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc)
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) HC, CO

Item 1(a).	Name of Issuer:

Danaos Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

c/o Danaos Shipping Co. Ltd., Athens Branch

14 Akti Kondyli

185 45 Piraeus

Greece

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) (“NWG”), a public limited company incorporated under the laws of and registered in Scotland. The persons reporting information on this Schedule 13G include, in addition to NWG, NatWest Holdings Limited (“NatWest”), a private limited company incorporated under the laws of England and Wales and registered in England, and The Royal Bank of Scotland plc (“RBS” and together with NWG and NatWest, the “Reporting Persons”), a public limited company incorporated under the laws of and registered in Scotland. NWG, NatWest and RBS are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended. All of the shares of RBS and NatWest are directly or indirectly owned by NWG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered offices of NWG and RBS are located at 36 St. Andrew Square, Edinburgh, Scotland EH2 2YB.

The registered office of NatWest is located at 250 Bishopsgate, London, England EC2M 4AA.

Item 2(c).	Citizenship:

See the responses to Item 4 on the attached cover pages.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the issuer’s Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

Y1968P 121

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

f.	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

g.	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

h.	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

j.	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

Item 4(a).	Amount Beneficially Owned:

As of October 9, 2020, none of the Reporting Persons hold any shares of Common Stock of the issuer.

Item 4(b).	Percent of Class:

See Line 11 of the cover pages.

Item 4(c).	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

ii.	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

iii.	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

iv.	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ROYAL BANK OF SCOTLAND PLC

Date: October 13, 2020	By:	/s/ Suzanne Davidson
	Name:	Suzanne Davidson
	Title:	Head of Share Aggregation & Reporting

NATWEST HOLDINGS LIMITED

	By:	/s/ Suzanne Davidson
	Name:	Suzanne Davidson
	Title:	Head of Share Aggregation & Reporting

NATWEST GROUP PLC

	By:	/s/ Suzanne Davidson
	Name:	Suzanne Davidson
	Title:	Head of Share Aggregation & Reporting